Exhibit 99.5

Bitfarms Reports Second Quarter 2022 Results

- Generated positive cash flow from mining operations -

- Mined 1,257 BTC in Q2 2022 and 500 BTC in July 2022 -

- Increased capacity and production with new locations in Quebec -

- Continued build out in Argentina and on track to start production in Q4 2022 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (August 15, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, reported its financial results for the second quarter ended June 30, 2022. All financial references are in U.S. dollars. During second quarter 2022, Bitfarms mined 1,257 bitcoin (BTC).

“In second quarter 2022, we generated positive cash flow from our operations with Adjusted EBITDA of $19 million, even with the downturn in the BTC price. Entering the second half of 2022, we are focused on executing our growth and maximizing our profitability,” said Geoff Morphy, Bitfarms’ President and COO.

“Delivering strong operational growth, we increased our corporate hashrate by 33% from the beginning of the quarter and by 157% from a year ago to 3.6 exahash per second (EH/s) at June 30, 2022. Having brought online phase 2 of The Bunker buildout, we added further gains in our market share, which is now approaching 2% of the BTC network, a Bitfarms’ record.

“This has resulted in robust production of over 17 BTC/day at July 31, 2022. Productivity, as measured by BTC per average EH/s, reached 135 in July, among the best in the industry. For our existing production, we continue to benefit from low-cost hydropower, sophisticated proprietary mining management software, and in-house repair capabilities, which together maximize miner uptime. Overall, we are building on this strong foundation for long-term success and expanding our existing geographically diversified operations.

“By bringing online our first warehouse in Argentina and phase 3 of The Bunker buildout, we are targeting 4.2 EH/s and 6.0 EH/s by the end of third quarter and year-end 2022, respectively,” added Morphy.

Financial Results for the Quarter ended June 30, 2022

Financial results in the second quarter of 2022 were significantly impacted by the decline in the market price of BTC during the quarter.

For Q2 2022:

●	Total revenue increased to $42 million, up $5 million, or 14%, from Q2 2021 and up 4% from Q1 2022.

●	Gross mining profit* and gross mining margin* were $27 million and 66%, respectively, compared to $28 million and 79% in Q2 2021, respectively.

●	Operating loss was $173 million, including a $78 million realized loss on disposition of digital assets, a $70 million unrealized loss on revaluation of digital assets, and an $18 million impairment on goodwill, compared to an operating loss of $2 million in Q2 2021, which included an unrealized loss of $15 million on revaluation of digital assets.

●	Net loss was $142 million, or ($0.70) per basic and diluted share, compared to a net loss of $4 million and a comprehensive loss of $9 million, or $(0.02) per basic and diluted share, in Q2 2021.

●	Adjusted EBITDA* was $19 million, or 45% of revenue, compared to $24 million, or 65% of revenue, in Q2 2021 and $21 million, or 53% of revenue, in Q1 2022.

●	The Company mined 1,257 BTC at an average direct cost of production per BTC** of $9,900, compared to $9,000 in Q2 2021 and $8,700 in Q1 2022.

Liquidity

“By deleveraging our balance sheet and increasing financial flexibility, we are better positioned to execute our growth initiatives to drive market share gains and increased production,” said Jeff Lucas, CFO of Bitfarms. “As careful stewards of capital, to better align with our capacity expansion, we amended our miner delivery schedule to match our deployment plan. Thus, we optimized resources, deferring $39 million in capex spending from the fourth quarter of 2022 into 2023.”

At June 30, 2022, the Company held $46 million in cash and 3,144 BTC valued at approximately $62 million based upon the June 30, 2022 BTC price of approximately $19,800.

During the second quarter of 2022, Bitfarms completed the following financing activities:

●	Sold 3,357 BTC for aggregate proceeds of $69 million.

●	Closed a $37 million new equipment financing agreement.

●	Paid down $62 million of the BTC-backed loan facility reducing it to $38 million, lowering interest expense by $7 million on an annualized basis and freeing up $27 million of BTC that was collateralizing the facility.

●	Amended the BTC-backed loan, reducing the maximum from $100 million to $40 million, while extending the maturity by three months to October 1, 2022.

●	Raised $9.6 million of net proceeds through the at-the-market equity program.

Subsequent to quarter end, Bitfarms:

●	Adjusted the delivery and payment schedule, without penalty, of certain mining equipment until 2023 to better align their availability with scheduled infrastructure completion.

●	Paid down another $15 million of the BTC-backed loan facility, reducing the balance to $23 million as of July 31, 2022, and freeing up an additional $6 million of BTC.

●	Raised $4.1 million of net proceeds through the at-the-market equity program.

Recent Operating Highlights

●	Received and installed over 10,300 miners in Q2 2022, adding more than 900 PH/s to Bitfarms’ online hashrate.

●	Surpassed 3.9 EH/s corporate hashrate in the beginning of August.

●	Exceeded 17 BTC/day in daily production at July 31, 2022.

●	Increased total electrical capacity by 29 MW to 166 MW subsequent to quarter-end, up 21% from June 30, 2022.

o	Phase 2 of The Bunker added 18 MW.

o	Leger full production added 8 MW.

o	Washington state new production contributed 3 MW.

●	Continued construction on two 50 MW warehouses in Rio Cuarto, Argentina. The framing and exterior of the first building, the foundational supports for the transformers, and the high voltage electrical supply lines are nearing completion.

●	Finished demolition and reconstruction preparation at Garlock, the newest site in City of Sherbrooke, Québec. All equipment, including transformers and acoustic louvers, have been ordered.

●	Initiated production of 16 MW at Leger site in City of Sherbrooke, Québec during Q2 2022. Leger recently reached its full productive capacity of 30 MW.

2022 Expansion Plan Update

Bitfarms’ infrastructure construction contracts are projected to provide

●	4.2 EH/s as of September 30, 2022 and

●	6.0 EH/s as of December 31, 2022.

The Company already has 1.2 EH/s of miners contracted for 2023 for its Argentinian warehouses.

Average Direct Cost of Production per BTC**

(rounded to nearest $100)

Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
$ 9,900	$ 8,700	$ 8,000	$ 6,900	$ 9,000

Bitfarms’ average direct cost of production** in Q2 2022 was $9,900, among the lowest reported in the industry, reflecting an increase in BTC network difficulty of 12% and an accrual for prospective Canadian tax legislation, which were partially offset by improvements in operating efficiency.

Conference Call

Management will host a conference call and live webcast with an accompanying presentation today, Monday, August 15, at 11 a.m. ET to review the financial results and quarterly activity. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions. Participants are asked to pre-register for the call through the following link:

Q2 2022 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:
Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through August 22, 2022 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 1966568. A presentation of the Q2 2022 results will be accessible on Monday, August 22, 2022, under the “Investors” section of Bitfarms’ website.

*	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A.

**	Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release under the heading “2022 Expansion Plan Update” and otherwise regarding expansion plans, including targets and goals for productive capacity and hashrates, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Media:

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

Bitfarms Ltd. Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30, 2022	June 30, 2021	$ Change	% Change	June 30, 2022	June 30, 2021	$ Change	% Change
Revenues	41,815	36,687	5,128	14%	82,144	65,119	17,025	26%
Cost of sales	32,311	13,332	18,979	142%	55,603	22,452	33,151	148%
Gross profit	9,504	23,355	(13,851)	(59)%	26,541	42,667	(16,126)	(38)%
Gross margin	23%	64%	—	—	32%	66%	—	—
General and administrative expenses	15,392	10,607	4,785	45%	29,235	13,426	15,809	118%
Realized loss (gain) on disposition of digital assets	77,880	(47)	77,927	nm	77,914	(25)	77,939	nm
Unrealized loss on revaluation of digital assets	70,475	14,885	55,590	373%	66,773	14,885	51,888	349%
Loss (gain) on disposition of property, plant and equipment	948	(146)	1,094	749%	936	(165)	1,101	667%
Impairment on goodwill	17,900	—	17,900	100%	17,900	—	17,900	100%
Operating income (loss)	(173,091)	(1,944)	(171,147)	nm	(166,217)	14,546	(180,763)	nm
Operating margin	(414)%	(5)%	—	—	(202)%	22%	—	—
Net financial expenses (income)	(11,857)	1,127	(12,984)	nm	(15,940)	24,552	(40,492)	(165)%
Net loss before income taxes	(161,234)	(3,071)	(158,163)	nm	(150,277)	(10,006)	(140,271)	nm
Income tax expense (recovery)	(19,316)	604	(19,920)	nm	(12,878)	1,274	(14,152)	nm
Net loss	(141,918)	(3,675)	(138,243)	nm	(137,399)	(11,280)	(126,119)	nm
Basic and diluted net loss per share (in U.S. dollars)	(0.70)	(0.02)	—	—	(0.69)	(0.08)	—	—
Revaluation loss on digital assets, net of tax	—	(5,128)	5,128	100%	—	—	—	—%
Total comprehensive loss, net of tax	(141,918)	(8,803)	(133,115)	nm	(137,399)	(11,280)	(126,119)	nm
Gross mining profit (1)	27,160	28,064	(904)	(3)%	57,300	50,334	6,966	14%
Gross mining margin (1)	66%	79%	—	—	71%	80%	—	—
EBITDA (1)	(138,831)	2,746	(141,577)	nm	(111,798)	(283)	(111,515)	nm
EBITDA margin (1)	(332)%	7%	—	—	(136)%	—%	—	—
Adjusted EBITDA (1)	18,685	23,780	(5,095)	(21)%	40,125	43,503	(3,378)	(8)%
Adjusted EBITDA margin (1)	45%	65%	—	—	49%	67%	—	—

nm: not meaningful

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30, 2022	June 30, 2021	$ Change	% Change	June 30, 2022	June 30, 2021	$ Change	% Change
Net loss before income taxes	(161,234)	(3,071)	(158,163)	nm	(150,277)	(10,006)	(140,271)	nm
Interest expense	4,546	897	3,649	407%	7,556	1,795	5,761	321%
Depreciation and amortization expense	17,857	4,920	12,937	263%	30,923	7,928	22,995	290%
EBITDA	(138,831)	2,746	(141,577)	nm	(111,798)	(283)	(111,515)	nm
Share-based payment	7,927	6,342	1,585	25%	14,032	6,762	7,270	108%
Realized loss (gain) on disposition of digital assets	77,880	(47)	77,927	nm	77,914	(25)	77,939	nm
Unrealized loss on revaluation of digital assets	70,475	14,885	55,590	373%	66,773	14,885	51,888	349%
Impairment on goodwill	17,900	—	17,900	100%	17,900	—	17,900	100%
Net financial expenses (income) and other	(16,666)	(146)	(16,520)	nm	(24,696)	22,164	(46,860)	(211)%
Adjusted EBITDA	18,685	23,780	(5,095)	(21)%	40,125	43,503	(3,378)	(8)%

nm: not meaningful

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30, 2022	June 30, 2021	$ Change	% Change	June 30, 2022	June 30, 2021	$ Change	% Change
Gross profit	9,504	23,355	(13,851)	(59)%	26,541	42,667	(16,126)	(38)%
Non-mining revenues (1)	(767)	(1,208)	441	(37)%	(1,371)	(1,904)	533	(28)%
Depreciation and amortization expense	17,857	4,920	12,937	263%	30,923	7,928	22,995	290%
Purchases of electrical components and other	260	542	(282)	(52)%	572	801	(229)	(29)%
Electrician salaries and payroll taxes	306	455	(149)	(33)%	635	842	(207)	(25)%
Gross mining profit (2)	27,160	28,064	(904)	(3)%	57,300	50,334	6,966	14%
Gross mining margin	66%	79%	—	—	71%	80%	—	—

(1)	Non-mining revenues reconciliation:

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30, 2022	June 30, 2021	$ Change	% Change	June 30, 2022	June 30, 2021	$ Change	% Change
Revenues	41,815	36,687	5,128	14%	82,144	65,119	17,025	26%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(41,048)	(35,352)	(5,696)	16%	(80,773)	(62,542)	(18,231)	29%
Hosting revenues	—	(127)	127	100%	—	(673)	673	100%
Non-mining revenues	767	1,208	(441)	(37)%	1,371	1,904	(533)	(28)%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.